CanAlaska Uranium Ltd. – MD&A July 31, 2012	Page 1 of 15

CanAlaska Uranium Ltd.
CVV - TSX   CVVUF - OTCBB   DH7N – Frankfurt

Management Discussion and Analysis
For the First Quarter and Three Months Ended
July 31, 2012

Dated September 11, 2012

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR. Information is also available at the Company’s website www.canalaska.com. In addition, reference should be made to the risk factors section of the most recently filed Annual Information Form (“AIF”) or the Company’s audited consolidated financial statements for the year ended April 30, 2012. The following information is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and denominated in Canadian dollars, unless otherwise noted. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three months ended July 31, 2012.

Table of Contents:

1.	OVERVIEW OF THE COMPANY AND STRATEGY	2
2.	MILESTONES AND PROJECT UPDATES	3
3.	FINANCIAL POSITION	8
4.	EXPENDITURES REVIEW	10
5.	CASHFLOW REVIEW	11
6.	OTHER MATTERS	11
7.	QUARTERLY FINANCIAL INFORMATION	15

This MD&A contains forward-looking information. Refer to Section 6 “Forward-Looking Statements” and “Risks Factors” for a discussion of the risks, uncertainties and assumptions relating to such information.

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CanAlaska Uranium Ltd. – MD&A July 31, 2012	Page 2 of 15

1.        OVERVIEW OF THE COMPANY

✓	Exploration expenditures of $0.4 million ($0.6 million net of $0.2 million from reimbursements from partners) for three months ended July 31, 2012 in the Athabasca Basin
✓	Over 18 projects covering 875,000 hectares focused on Uranium (section 1.1)
✓	Cash resources of $2.4 million (as at July 31, 2012)
✓	22,058,136 common shares issued and outstanding (September 11, 2012)

The Company has responded to the drop in market activity and values since the Fukushima nuclear incident by actively marketing its expertise and uranium exploration projects to industry and end users for project financings. There has been a slow resurgence in interest, and in the end of the first quarter of our 2013 fiscal year some renewed interest from Chinese industry groups in response to the Canada-China nuclear accord. Management has continued with evaluating its priorities and taking steps to streamline non-discretionary expenditures. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. Due to the difficult market conditions facing junior uranium exploration companies there is no assurance that the Company will be successful in raising additional financing. From time to time, the Company will evaluate new properties and direct activities to these based on the Board of Director’s evaluation of financial and market considerations at the time.

1.1           Profile and Strategy
The Company is an exploration stage company engaged in the acquisition and exploration of mineral properties, principally in Canada. The Company aims to acquire and advance its projects to a stage where they can be exploited at a profit or it can arrange joint ventures, whereby other companies provide funding for development and exploitation. The Company’s principal focus for the past seven years has been the exploration for high-grade uranium deposits in the Athabasca Basin area of Saskatchewan. There are four projects on which the Company has expended most of its recent efforts.  Three of these projects, West McArthur, Cree East and Fond Du Lac are 50% joint ventures, and the fourth, NW Manitoba, is 100% owned by the Company.  Going forward it is expected that these four projects will be the focus of uranium targeting for the Company.

Table 1: Canadian Strategic Property Summary
Property / Project Name	2012 Notes	Hectares	LTD Expenditures
West McArthur	Ventured with Mitsubishi	36,000	$19,526,000
Cree East	Ventured with Korean Consortium	58,000	$18,847,000
NW Manitoba	100% CanAlaska	144,000	$7,310,000
Fond Du Lac	Option with Fond Du Lac Denesuline	17,000	$4,518,000
TOTAL			$50,201,000

In the Athabasca Basin, the Company’s most advanced projects are those which the Company has under joint venture with Japanese and Korean entities. The Company has a strong in-house exploration team along with outside consultants which it can access and has established strategic exploration funding relationships with MC Resources Canada, a wholly owned subsidiary of Japan’s Mitsubishi Corporation Ltd. (“Mitsubishi”) on the West McArthur project.  On the Cree East project, the Company is the Operator of a 50% Joint Venture with a Korean Consortium comprised of Hanwha Corp., Korea Resources Corp. (“KORES”), Korea Electric Power Corporation (“KEPCO”), and SK Networks Co. Ltd.

Throughout the region, the Company controls an exploration portfolio of 18 large projects totalling over 3,378 square miles (875,000 hectares) and has a land position that rivals the combined holdings of established uranium producing giants Cameco Corporation and Areva  The largest of these other projects is the flagship NW Manitoba Project, located just east of the Saskatchewan-Manitoba provincial border. In 2012, the Company re-started exploration at the NW Manitoba project, after waiting since 2007 for the Manitoba Government approvals related to community consultation.  In early 2012, the Company completed an operating MOU with the local community and geophysics work and target definition started in March 2012.

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CanAlaska Uranium Ltd. – MD&A July 31, 2012	Page 3 of 15

In addition, CanAlaska is the operator of a Joint Venture with the Fond Du Lac Denesuline community over an area which covers the historic Fond Du Lac uranium deposit, and where the Company has extended the target area to the east, with a new drill intercept of 40.4 metres grading 0.32% uranium

The Company’s exploration activities are managed through CanAlaska offices maintained in Vancouver, BC (Head Office) and La Ronge, Saskatchewan (Field support and Equipment Warehouse).

The Company believes that the fundamentals of the nuclear power industry and the economic superiority of uranium over other energy fuels will ensure the long-term future of global uranium markets and prices.  Since 2004, CanAlaska has expended over $84 million on exploration and research towards the advancement of uranium discovery on our project areas.  The information gained from this work has provided the Company with  significant evidence about the nature and location of mineral rich hydrothermal systems in areas of the Athabasca where previous information was lacking.  The increase in understanding of the geology of the target areas, and the integration of modern geophysical methods with data processing to get more precise target definition at depth gives management the confidence to continue exploration for large scale uranium deposits on our projects.

As of September 11, 2012, the Company had 22,058,136 shares outstanding with a total market capitalization of $4.4 million. The Company’s shares trade on the Toronto Stock Exchange (“CVV”) and are quoted on the OTCBB in the United States (“CVVUF”) and the Frankfurt Stock Exchange (“DH7N”).

1.2           Strategic and Operating Intent
•	Targeted marketing of uranium projects for financing
•	Restriction of uranium exploration activity until financial markets recover in this sector
•	Strong commitment to option, project joint venture or sale of individual exploration projects
•	Evaluate alternate commodities and projects suitable for market financing, or acquisition and sale
•
Company believes that it has the projects, strategic partners, people and knowledge base, corporate treasury and fund raising ability to maintain a position in the uranium exploration sector, but, due to increasingly difficult market conditions facing junior mining and junior uranium exploration companies, management is taking steps to streamline non-discretionary expenditures and financial overheads

•	The Company has renegotiated employment agreements with senior staff and management resulting in a reduction in salary expense of approximately $135,000 per quarter
•	Our Korean partners have contributed all of their $19.0 million funding commitment towards the Cree East project, but have requested a slow-down in expenditures, or introduction of an incoming partner
•
At the West McArthur project, exploration is being carried out under a 50/50 joint venture with MC Resources Canada (“MCRC”), a wholly owned subsidiary of Mitsubishi Corporation, and CanAlaska which maybe deferred in 2013 to await better market conditions

2.        MILESTONES AND PROJECT UPDATES

2.1	Overview– May 1, 2012 to September 11, 2012
•	Reported assay results for WMA project (June 2012)

• Acquired claims adjacent to Manitoba Ruttan Copper Mine (June 2012)
• Reported assay results for Cree East project (May 2012)
• Geophysical surveys defined new uranium drill targets at NW Manitoba project (May 2012)

In June 2012, the Company reported the results of drill core geochemistry on the West McArthur property. Drill holes WMA028 and WMA034 produced very positive results for uranium. Both intersected parts of a highly-altered graphitic pelite unit and are thought to be within 50 metres of the targeted conductor, which was identified from the down-hole geophysical surveys. The targets generated at the eastern end of Grid 5 matched and extended a historical conductor, which was drill-tested by Uranerz in 1989. Neither of the two historical drill holes intersected their targeted basement conductor, but, significantly, contained dravite clay and pyrite along with narrow, steep, clay rich fault gouges/breccia in the top 350-400 metres of the sandstone column. In one historical hole, the upper 400 metres of sandstone showed anomalous uranium and trace elements. Drill holes WMA028 and WMA034 are located in this area. Both show deep alteration into the basement rocks, indicating and confirming a substantial hydrothermal alteration system.

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CanAlaska Uranium Ltd. – MD&A July 31, 2012	Page 4 of 15

In June 2012, the Company announced the acquisition by staking of two blocks of claims, totalling 1,055 hectares adjacent to and northeast of the past-producing Ruttan Copper Mine, located near Leaf Rapids in Northern Manitoba.

In May 2012, the Company reported receipt of uranium assay results and trace element geochemistry for the winter drill program on the Cree East project. The results confirm the anomalous multi-element enrichments in the large alteration zone identified at Zone B and additional gold and uranium mineralization in drill hole CRE080, which intersected mineralized iron formation at Zone J.

In May 2012, the Company reported strong geophysical responses matching geology and uranium mineralized boulders from the recent surveys within the target areas at its NW Manitoba uranium project. The recent ground resistivity and gravity geophysical surveys localized anomalous features typical of sulphide-bearing mineralization, and zones of clay alteration within areas of shallow overburden. There is a striking correspondence between the location of gravity anomalies and the low resistivity zones from the survey.

2.2           Project Updates
Overview
The Company currently has over 18 projects within the Athabasca basin area and has carried out exploration programs on 6 of these in the past year. In the first three months of fiscal 2013, the Company spent $0.4 million ($0.6 million net of $0.2 million from reimbursements from partners) on exploration costs in the Athabasca Basin area. The two largest exploration projects were at West McArthur and at Cree East.

Exploration spending in the first quarter of 2013 is significantly down from the fourth quarter of 2012, as historically the Company has spent the summer months interpreting data and preparing for its winter programs.

The following table summarizes the Company’s expenditures in the Athabasca Basin over the last eight quarters.  The reimbursements figures in the table do not include the contributions from our Korean Partners on Cree East which is disclosed in Table 3 below.

Table 2: ($000's) Total Exploration	Quarterly
	Q211	Q311	Q411	Q112	Q212	Q312	Q412	Q113
Camp Cost & Operations	262	214	556	8	15	303	512	4
Drilling	893	59	1,382	(2)	-	256	2,348	-
General & Admin	39	54	100	130	13	39	47	39
Geochemistry	71	10	52	38	10	5	60	20
Geology	378	124	294	125	64	61	393	108
Geophysics	463	99	1,639	1,116	218	244	789	220
Other	408	264	506	143	56	218	361	179
Gross Expenditures	2,525	824	4,529	1,558	376	1,126	4,510	571
Reimbursement	(189)	(165)	(1,420)	(453)	(144)	(193)	(1,188)	(206)
Net Expenditures	2,336	659	3,109	1,105	232	933	3,322	365

The following section contains a comparative breakdown of project expenditures for the Company’s significant projects.

2.2.1       West McArthur Project, Saskatchewan – Mitsubishi
The West McArthur project in the Athabasca Basin, Saskatchewan, was optioned in April 2007 to Mitsubishi Development Pty Ltd., a subsidiary of Mitsubishi Corporation of Japan. Under the option agreement, Mitsubishi could exercise an option to earn a 50% interest in the property by investing $11.0 million. In February 2010, Mitsubishi exercised their option with a payment to the Company and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee between 5% and 10%, based on expenditures incurred. The West McArthur project is located immediately west of the McArthur River uranium mine operated by Cameco Corp, and covers approximately 36,000 hectares.

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CanAlaska Uranium Ltd. – MD&A July 31, 2012	Page 5 of 15

Table 3: ($000's)	Quarterly
West McArthur Project	Q211	Q311	Q411	Q112	Q212	Q312	Q412	Q113	LTD
Camp Cost & Operations	6	4	-	-	-	143	230	-	2,984
Drilling	-	34	-	-	-	72	1,165	-	6,745
General & Admin	27	30	26	40	32	27	23	31	2,051
Geochemistry	8	-	-	8	4	1	27	15	338
Geology	36	14	15	19	49	10	176	48	983
Geophysics	147	16	977	652	161	63	274	211	5,759
Other	24	20	59	50	29	53	106	20	666
Gross Expenditures	248	118	1,077	769	275	369	2,001	325	19,526
Reimbursement	(129)	(59)	(563)	(403)	(144)	(193)	(1,041)	(171)	(14,166)
Net Expenditures	119	59	514	366	131	176	960	154	5,360

On the property there is evidence of hydrothermal alteration extending well into the sandstone, matching the typical alteration model of Athabasca unconformity style uranium deposits. There is evidence of uranium mineralization from drill testing in multiple areas, either as enrichment at the unconformity or in basement stringers. The most compelling features for further exploration are the uranium values in sandstone higher in the stratigraphy, the hematized and broken rock in the sandstone, and the pattern of basement offsets and geophysical conductivity.

In April 2012, the Company announced a preliminary summary of drilling at its West McArthur project. Seven diamond drill holes were completed in February and March 2012, to test a series of individual zones where the resistivity lows were coincident with the EM conductors within the Grid 5 area. Total meterage drilled in the season was 6,422 metres, including one abandoned drill hole. The winter 2012 drill programme has demonstrated on Grid 5 the presence of requisite geological environment for unconformity uranium deposits. Significant faulting and fracturing are present in a number of drill holes, with individual radioactive spikes or elevated radioactivity in zones of hydrothermal alteration.

In June 2012, the Company reported the results of drill core geochemistry on the West McArthur property. Drill holes WMA028 and WMA034 produced very positive results for uranium. Both intersected parts of a highly-altered graphitic pelite unit and are thought to be within 50 metres of the targeted conductor, which was identified from the down-hole geophysical surveys. The targets generated at the eastern end of Grid 5 matched and extended a historical conductor, which was drill-tested by Uranerz in 1989. Neither of the two historical drill holes intersected their targeted basement conductor, but, significantly, contained dravite clay and pyrite along with narrow, steep, clay rich fault gouges/breccia in the top 350-400 metres of the sandstone column. In one historical hole, the upper 400 metres of sandstone showed anomalous uranium and trace elements. Drill holes WMA028 and WMA034 are located in this area. Both show deep alteration into the basement rocks, indicating and confirming a substantial hydrothermal alteration system.

Included within Other expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as the project operator.

2.2.2       Cree East Project, Saskatchewan – Korean Consortium
The Cree East project is located in the south-eastern portion of the Athabasca Basin, 35 kilometres west of the formerly producing Key Lake mine and 5 to 22 kilometres north of the south rim of the Athabasca Basin. The project is comprised of 17 contiguous mineral claims totalling approximately 58,000 hectares. A Korean Consortium (Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Networks Co. Ltd.), in December 2007 agreed to spend $19.0 million on the properties to earn into a 50% interest in the Cree East project.

As of July 31, 2012, the Korean Consortium has contributed its $19.0 million towards exploration of the project and holds a 50% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. The following table summarizes the Korean Consortium expenditures and advances by quarter and life to date (“LTD”) on the project. The table does not include a $1.0 million payment made directly to CanAlaska in 2007 ($0.6 million) and 2010 ($0.4 million) for intellectual property associated with the project. As at July 31, 2012, the Company is holding approximately $688,000 of joint venture funds.

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CanAlaska Uranium Ltd. – MD&A July 31, 2012	Page 6 of 15

Table 4: ($000's)	Quarterly
Cree East Project	Q211	Q311	Q411	Q112	Q212	Q312	Q412	Q113	LTD
Camp Cost & Operations	222	203	161	-	-	163	279	4	3,344
Drilling	891	26	367	(6)	-	186	1,163	-	6,713
General & Admin	8	10	32	62	(19)	6	15	5	445
Geochemistry	45	9	9	3	1	2	32	5	535
Geology	178	38	76	30	14	44	211	49	1,558
Geophysics	83	60	356	4	10	171	38	1	3,258
Management Fees	152	38	110	8	(31)	60	182	10	1,542
Other	104	76	96	10	2	27	66	30	1,452
Net Expenditures	1,683	460	1,207	111	(23)	659	1,986	104	18,847

In May 2012, the Company reported receipt of uranium assay results and trace element geochemistry for the winter drill program on the Cree East project. The results confirm the anomalous multi-element enrichments in the large alteration zone identified at Zone B and additional gold and uranium mineralization in drill hole CRE080, which intersected mineralized iron formation at Zone J.

Under the Cree East agreement, CanAlaska is entitled to charge an operator fee of 10% to recoup its indirect costs associated with the project, which the Company recognizes as management fees.

2.2.3        NW Manitoba, Manitoba
This property consists of approximately 144,000 hectares and lies between 90 and 170 kilometres northeast along the Wollaston trend of basement formations hosting uranium deposits, which include Rabbit Lake, Collins Bay and Eagle Point Uranium mines. In May 2012, the Company reported strong geophysical responses matching geology and uranium mineralized boulders from the recent surveys within the target areas at its NW Manitoba uranium project. The project was re-started in March 2012 following a four and a half year permitting delay due to consultations between the government of Manitoba and the local community. The Company has now concluded an operating MOU with the local community and recommenced ground survey work. The ground resistivity gravity geophysical surveys carried out in March 2012 localized anomalous features typical of sulphide-bearing mineralization, and zones of clay alteration within areas of shallow overburden. There is a striking correspondence between the location of gravity anomalies and the low resistivity zones from the survey. These targets are similar in style to the Andrew Lake uranium project in Nunavut, which has similar resistivity and gravity geophysical responses related to uranium mineralization hosted in regional fault structures.

2.2.4       Ruttan
In June 2012, the Company the Ruttan property by staking two blocks of claims, totaling 1,055 hectares adjacent to and northeast of the past-producing Ruttan copper mine, located near Leaf Rapids in Northern Manitoba.

2.2.5       Arnold
In July 2012, the Company recognized an impairment on its Arnold claim ($35,240) as it did not intend to renew its permits on this property.

2.2.6       Other Projects
The Company uses its technical staff between field seasons to evaluate other mineral projects for acquisition, either by staking or by option, with the purpose of sale to third parties.  For a full description of the geology and setting of the current projects and of the Company’s other projects, reference should be made to the “Projects” section, and accompanying news releases of work on the Company’s website at www.canalaska.com.

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CanAlaska Uranium Ltd. – MD&A July 31, 2012	Page 7 of 15

Table 5: Other projects update	Status	Recent work undertaken
Alberta	Seeking Venture Partner	No significant work undertaken
BC Copper	Option with private third party	Work Applications being completed
Carswell	Seeking Venture Partner	No significant work undertaken
Collins Bay Extension	Option with Bayswater Uranium	Preparation for drill testing
Cree West	Seeking Venture Partner	No significant work undertaken
Grease River	Seeking Venture Partner	No significant work undertaken
Helmer	Seeking Venture Partner	No significant work undertaken
Hodgson	Seeking Venture Partner	ZTEM survey evaluation
Kasmere	Under application	Exploration permits pending
Key	Seeking Venture Partner	No significant work undertaken
Lake Athabasca	Seeking Venture Partner	No significant work undertaken
McTavish	Seeking Venture Partner	No significant work undertaken
Moon	Seeking Venture Partner	Evaluating drill targets
Poplar	Seeking Venture Partner	No significant work undertaken
Waterbury	Seeking Venture Partner	Evaluating drill targets
Rainbow Hill AK	Seeking Venture partner	No significant work undertaken
Zeballos	Seeking Venture Partner	Consolidating ownership
Glitter Lake	Disposed, NSR retained
Reefton Property,NZ	Seeking Venture Partner	Sampling and mapping completed

BC Copper is comprised of approximately 25,000 hectares located in south central British Columbia. In November 2011, the Company optioned the claims to Tyrone Docherty and subsequently amended the agreement in February 2012 whereby certain acquired claims were included and excluded in the option as well as a reduction in the required exploration expenditure. Tyrone Docherty may earn a 50% interest in the property by making payments of $30,000 (received) and making exploration expenditures of $250,000 before July 2014.

CanAlaska's New Zealand subsidiary, Golden Fern Resources Ltd., carried out mapping and sampling work on the Reefton lease, EP 40677, located in the Reefton District, west coast South Island New Zealand, which is held 100% by the Company.

In the first quarter of fiscal 2013, the Company recognized an impairment on its Arnold claim of approximately $35,000 as it did not renew its permit on this property.

2.2.7       Project Expenditure Summary
The table below lists the four most active and strategic projects. CanAlaska maintains 14 other projects in the Athabasca basin; one project in New Zealand; one project in Alaska and two projects in British Columbia. These other projects have value to the Company but are not being actively explored, other than reviews and reporting. A number of these projects are being marketed for sale or joint venture, and the company hopes to realize increased value in the future.

Details of exploration and evaluation expenditures for the three months ended July 31, 2012 and life to date (“LTD”):

Table 6: ($000’s)	Three months ended July 31, 2012				Life to Date – July 31, 2012
Project	Acquisition Costs	Exploration Expenditures	Writeoffs/ Reimbursement	Net LTD	Acquisition Costs	Exploration Expenditures	Writeoffs/ Reimbursement	Net LTD
Strategic Properties
Cree East	-	104	-	104	-	18,847	-	18,847
West McArthur	-	325	(171)	154	65	19,461	(14,166)	5,360
NW Manitoba	-	22	-	22	16	7,294	-	7,310
Fond Du Lac	-	1	-	1	120	4,398	-	4,518
Other Projects	6	186	(47)	145	1,126	34,455	(11,514)	24,067
Total	6	638	(218)	426	1,327	84,455	(25,680)	60,102

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CanAlaska Uranium Ltd. – MD&A July 31, 2012	Page 8 of 15

3.        FINANCIAL POSITION AND CAPITAL RESOURCES

3.1           Cash and Working Capital

Table 7: ($000’s) Cash and Working Capital	Jul-12	Apr-12
Cash and cash equivalents	2,425	4,394
Trade and other receivables	96	243
Available-for-sale securities	146	223
Trade and other payables	(367)	(1,792)
Working capital	2,300	3,068

For analysis and discussion of the movement in cash and cash equivalents reference should be made to Section 5 of this MD&A. Included within cash and cash equivalents are $0.3 million in funds from the CKU Partnership which are dedicated to the Cree East project. Reference should be made to note 4 of the condensed interim consolidated financial statements for further details.

As at July 31, 2012, included within trade and other receivables is approximately $52,000 in HST refunds associated with exploration programs. The decrease in available-for-sale securities is a result of marking the securities to market and recording the decrease in investment revaluation reserve. The decrease in trade and other payables is consistent with the decrease in exploration activities compared with the fourth quarter of 2012.

3.2	Other Assets and Liabilities

Table 8: ($000’s) Other Assets and Liabilities	Jul-12	Apr-12
Reclamation bonds	203	345
Property and equipment	477	504
Mineral property interests (Section 2.2)	1,327	1,356

During the three months ended July 31, 2012, exploration and evaluation expenditures were made primarily on West McArthur, Cree East and BC Copper (Section 2).

During the three months ended July 31, 2012, the Company acquired the Ruttan property by staking two blocks of claims totalling 1,055 hectares for approximately $6,000. In addition, the Company recognized an impairment on its Arnold project for approximately $35,000 as it did not renew its permit for this property.

3.3	Equity and Financings

Table 9: ($000’s) Equity	Jul-12	Apr-12
Common shares	73,210	73,210
Equity reserve	10,522	10,506
Investment revaluation reserve	(23)	53
Deficit	(79,402)	(78,496)
Total equity	4,307	5,273

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CanAlaska Uranium Ltd. – MD&A July 31, 2012	Page 9 of 15

Table 10: (000’s) Equity Instruments	Jul-12	Apr-12
Common shares outstanding	22,058	22,058
Options outstanding
Number	2,835	2,906
Weighted average price	$0.80	$0.81
Warrants outstanding
Number	1,311	1,311
Weighted average price	$1.83	$1.83

Equity instruments

As of September 11, 2012, the Company had the following securities outstanding. Common shares - 22,058,136; stock options – 2,694,750; and warrants – 1,310,627.

In March 2012, the Company issued 283,000 common shares for gross proceeds of $121,690. A finder’s fee of $4,867 in cash and 11,320 warrants were issued in connection with the financing. Each finder’s warrant entitles the holder to purchase on additional common share for a period of eighteen months from the closing date, at a price of $0.55 per warrant share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $1,825 using the Black Scholes model.

In March 2012, the Company issued 1,522,000 flow-through common shares for gross proceeds of $776,220.  A finder’s fee of $31,049 in cash and 60,880 warrants were issued in connection with the financing. $68,490 was allocated to premium as the market value on the date of close was less than the offering price associated with this offering. Each finder’s warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date at a price of $0.55 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $9,816 using the Black Scholes model.

In July 2011, the Company issued 5,000 common shares under the option agreement for the Black Lake project.

In May 2011, the Company issued 418,141 flow-through common shares for gross proceeds of $472,500.

Table 11: Proceeds from Financings
Date	Type	Intended Use	Actual Use
March 2012	$0.1 million – 283,000 common shares	Uranium exploration in Saskatchewan	As Intended
March 2012	$0.8 million – 1,522,000 flow-through common shares	Uranium exploration in Saskatchewan	As Intended
May 2011	$0.5 million – 418,141 flow through common shares	Uranium exploration in Saskatchewan	As Intended

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CanAlaska Uranium Ltd. – MD&A July 31, 2012	Page 10 of 15

4.        EXPENDITURES REVIEW

Table 12: ($000’s)	Quarterly
Quarterly Loss & Comprehensive Loss Summary	Q211	Q311	Q411	Q112	Q212	Q312	Q412	Q113
Revenue	-	-	-	-	-	-	-	-
Exploration Cost
Mineral property expenditures net of reimbursements	2,344	789	3,185	1,223	396	758	2,448	324
Write-down on reclamation bonds	-	-	-	-	-	-	-	110
Mineral property write-offs	-	-	-	-	-	-	451	35
Equipment rental income	(75)	(78)	(90)	-	-	(28)	(129)	(4)
Net option payments	(6)	-	-	-	-	-	-	-
	2,263	711	3,095	1,223	396	730	2,770	465
Other Expenses (Income)
Consulting, labour and professional fees	269	457	301	287	271	341	356	321
Depreciation	44	45	45	34	34	34	34	27
Gain on disposal of properties and equipments	-	-	(11)	-	(6)	(1)	-	-
Foreign exchange (gain) loss	(2)	1	7	(12)	7	(5)	6	-
Insurance, licenses and filing fees	49	20	43	22	54	10	29	20
Interest income	(15)	(26)	(11)	(50)	(28)	(23)	(18)	(9)
Other corporate costs	32	53	39	31	40	29	64	20
Investor relations and presentations	56	46	48	25	45	27	35	28
Rent	38	31	13	35	36	27	36	34
Stock-based payments	435	162	5	31	2	279	7	16
Travel and accommodation	23	34	30	5	30	15	18	11
Impairment and loss (gain) on disposal of available-for-sale securities	-	-	(28)	-	-	-	122	-
Premium on flow-thru shares	-	-	-	-	(134)	-	(68)	-
Management fees	(164)	(42)	(228)	(51)	18	(77)	(253)	(27)
	765	781	253	357	369	656	368	441
Loss for the period	(3,028)	(1,492)	(3,348)	(1,580)	(765)	(1,386)	(3,138)	(906)

Other comprehensive loss
Unrealized loss (gain) on available- for-sale securities	12	(156)	(63)	124	115	103	(128)	76
Comprehensive loss	(3,040)	(1,336)	(3,285)	(1,704)	(880)	(1,489)	(3,010)	(982)
Basic and diluted loss per share	(0.18)	(0.08)	(0.17)	(0.08)	(0.04)	(0.07)	(0.15)	(0.04)

In the three months ended July 31, 2012, the Company spent $0.6 million on exploration costs and recovered $0.2 million from our exploration partners for a net mineral property expenditure of $0.4 million.

In Q113, the Company recognized mineral property impairments on the Arnold project for approximately $35,000 as the Company did not renew its permit for this project.

Camp and other miscellaneous exploration equipment owned by the Company is maintained at our La Ronge warehouse. Equipment rental income is comprised of income (cost recapture) from charging exploration projects for the rental of this equipment. In Q412, the equipment rental income is related to the winter drill programs for the Cree East and West McArthur projects.  In Q113, the rental income is related to the summer work program on the BC Copper project. The decrease in rental income is consistent with the decrease in exploration activities compared with the fourth quarter of 2012.

Consulting, labour, and professional fees are higher than the same comparative prior period.  The increase is primarily attributed to a one-time increase in the salaries expense due to termination benefits.  During the three months ended July 31, 2012, the Company terminated senior management contract which resulted in additional severance payouts for the period of approximately $51,000. The Company has terminated some staff and  re-negotiated employment agreements with senior staff and management in August 2012 in efforts to minimize the Company’s operating costs. The usage of professionals and consultant were consistent with the same period last year.

Insurance, licenses and filing fees are consistent with prior periods. Insurance, license and filing fees have decreased slightly relative to the same comparative prior period.

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CanAlaska Uranium Ltd. – MD&A July 31, 2012	Page 11 of 15

Investor relations expenses were slightly higher in Q113 compared to Q112. The increase is primarily attributed to the start date of the retention of the services of an established Canadian investor relations firm in Q112. During the three months ended July 31, 2011, we received contract services from the Canadian investor relations firm starting June of 2011. This resulted only two months of services being charge relative to the three months in the three month ended July 31, 2012.

Share-based payments decreased in Q113 compared to Q112. The decrease was attributed to the decrease in the number of options granted relative to Q112. During Q112, there were 105,000 options granted compared to only 70,000 options granted in Q113.

Management fees were lower in Q113 compared to Q112. This was primarily due to the decrease in our exploration activities relative to last year.  During same period last year, the Company spent $1.6 million on exploration, of which $0.9 million were related to our joint venture projects where management fees were generated. During Q113, the Company spent $0.6 million on exploration, of which only $0.4 million were related to joint venture projects.

5.             CASHFLOW AND LIQUIDITY REVIEW

As of July 31, 2012, the Company had $2.4 million in cash and cash equivalents and working capital of $2.3 million and as of April 30, 2012, the Company had $4.4 million in cash and cash equivalents and working capital of $3.1 million.

5.1           Operating Activities
The Company’s operating activities resulted in net cash outflows of $2.0 million and $2.7 million for the three months ended July 31, 2012 and 2011 respectively.  Operating activities and costs for the three months ended July 31, 2012 are lower than the three months ended July 31, 2011 as the Company reduced its exploration activities as well as continued its efforts to minimize it operating costs and to conserve its cash reserves.

5.2           Financing Activities
Financing activities resulted in net cash inflows of $nil and $ 0.5 million for the three months ended July 31, 2012 and 2011 respectively. During the three month period ended July 31, 2011, the Company raised $0.5 million from a flow-through financing completed in May 2011. In the three months ended July 31, 2012, the Company had no financing activities. Currently, junior uranium exploration companies are finding it difficult to seek financing.  The Company is working to sell non core assets.

5.3           Investing Activities
Investing activities resulted in net cash inflows of $69,000 for the three months ended July 31, 2012.  During the three months ended July 31, 2012, the Company acquired the Ruttan property by staking two blocks of claims totalling 1,055 hectares for approximately $6,000.  During the three months ended July 31, 2011, the Company purchased additional property and equipment of approximately $3,000. These new Ruttan project and others are being actively marketed under NDA agreements.

6.	OTHER MATTERS

For a full version of the risks and critical accounting estimates and policies reference should be made to the Company’s audited consolidated financial statements for the year ended April 30, 2012, which are available on the Company’s website at www.canalaska.com and the risk factor section of the most recently filed Form 20-F on EDGAR.

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CanAlaska Uranium Ltd. – MD&A July 31, 2012	Page 12 of 15

6.1           Related Party Transactions
Related parties include the Board of Directors and Officers of the Company and enterprises which are controlled by these individuals.

The remuneration of key management of the Company for the three months ended July 31, 2012 and 2011 were as follows.

Table 13: ($000’s) Compensations to Related Parties	Three months ended July 31
($000’s)	20121	2011
Employment benefits and directors fees	227	193
Share-based compensation	10	27

1 Amount includes a one-time termination benefit payment of approximately $51,000 to key management of the Company.

The directors and key management were awarded the following share options under the employee share option plan during the three months ended July 31, 2012:

Table 14: Share Option Issuance
Date of grant	Number of options	Exercise price	Expiry
May 9, 2012	60,000	$0.42	April 30, 2015

6.2           Financing
Management believes that the funds on hand at July 31, 2012 are sufficient to meet corporate, administrative, exploration activities for the next twelve months given the continuing funding from our joint venture partners. Due to increasingly difficult market conditions facing junior uranium exploration companies management is currently in the process of evaluating its priorities and taking steps to streamline non-discretionary expenditures. Should management be successful in its coming exploration programs it may either need to dilute its ownership in its properties and/or secure additional financing to continue to advance the development of its projects.

6.3           Critical Accounting Estimates

6.3.1       Share-Based Payment Plan
The Company has in effect a Stock Option Plan. Stock options awarded are accounted for using the fair value-based method. Fair value is calculated using the Black Scholes model with the assumptions described in the notes to the financial statements. These assumptions are estimated by management based on available information and may be subject to change.

6.4           Disclosure Controls and Internal Control over Financial Reporting
Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete. As at the end of the period covered by this management's discussion and analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's DC&P and ICFR as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the DC&P were effective to provide reasonable assurance that material information relating to the Company was made known to senior management by others and information required to be disclosed by the Company in its annual filings, interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) or other reports filed or submitted by it under securities legislation were recorded, processed, summarized and reported within the time periods specified in securities legislation. The Chief Executive Officer and the Chief Financial Officer have also concluded that, as of the end of the period covered by this management's discussion and analysis, the ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To design its ICFR, the Company used the Internal Control –Integrated Framework (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. There are no material weaknesses in the Company's ICFR. During the three month period ending July 31, 2012 there were no changes to the Company's ICFR that materially affected, or are reasonably likely to materially affect, the Company's ICFR.

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CanAlaska Uranium Ltd. – MD&A July 31, 2012	Page 13 of 15

6.5           Forward Looking Statements
Certain statements included in this “MD&A” constitute forward-looking statements, including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This MD&A contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Information concerning the interpretation of drill results also may be considered forward-looking statements; as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company’s forward-looking statements. In addition, any forward-looking statements represent the Company’s estimates only as of the date of this MD&A and should not be relied upon as representing the Company’s estimates as of any subsequent date. The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company’s existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company, or if new information arises which makes it prudent to change such plans or programs; and (b) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company’s expectations. Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

6.6           Recently Adopted Standards and Future Accounting Changes
There were no changes in significant accounting policies of the Company for the three months ended July 31, 2012.

6.7           Risk Factors
The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits. In addition, reference should be made to the most recently filed AIF available on SEDAR at www.sedar.com.

6.7.1       Commodity Prices
The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s future revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of mineral commodities.

6.7.2       Competition
The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. The Company has a large land position in the Athabasca Basin, and has carried out extensive exploration, but has not defined an economic deposit. Other exploration companies have been successful with the discovery of deposits in the Athabasca, and these companies tend to attract investors away from CanAlaska.  CanAlaska relies on the ongoing support of its JV partners to fund their portion of exploration, however additional funding from the current partners is uncertain. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

6.7.3        Foreign Political Risk
The Company’s material property interests are currently located in Canada and New Zealand. Some of the Company’s interests are exposed to various degrees of political, economic and other risks and uncertainties. The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

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CanAlaska Uranium Ltd. – MD&A July 31, 2012	Page 14 of 15

6.7.4       Government Laws, Regulation and Permitting
Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. In Canada, the issuance of governmental licenses and permits are increasingly being influenced by land use consultations between the government and local First Nations communities. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

6.7.5        Title to Properties
Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased economic interest in certain of its properties. To earn this increased interest, the Company is required to make certain exploration expenditures and payments of cash and/or Company shares. If the Company fails to make these expenditures and payments, the Company may lose its right to such properties and forfeit any funds expended up to such time.

6.7.6        Estimates of Mineral Resources
The mineral resource estimates used by the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

6.7.7       Cash Flows and Additional Funding Requirements
The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its projects. The sources of funds currently available to the Company are the sale of marketable securities, the raising of equity capital or the offering of an ownership interest in its projects to a third party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its projects or prospects. Without further financing and exploration work on its properties the Company expects its current 884,364 hectares of property to reduce to 864,407 hectares by December 31 2012, and 582,776 hectares by December 31 2014.  The Company’s Fond Du Lac property reaches its last anniversary on February 13 2013, following which time a new lease will be required by the Fond Du Lac community from Aboriginal and Northern Affairs Canada.   The Cree East and West McArthur projects, with current work filings are in good standing for a minimum 15 years from the current date.

6.7.8       Key Management
The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.  The Company has terminated all long term employment contracts with senior management and has completed the negotiation of reduced contracts with the CEO, CFO and VP Exploration.  The VP Corporate Development position has been terminated and the responsibilities have been assumed by the CEO. Non essential technical staff  have been terminated and remaining technical staff are currently occupied on third party contracts, and projects which require minimal funding.   This status is being monitored and adjusted on a monthly basis.

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CanAlaska Uranium Ltd. – MD&A July 31, 2012	Page 15 of 15

6.7.9       Volatility of Share Price
Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares and the amount of financing that can be raised by the Company.

6.7.10     Foreign Currency Exchange
A small portion of the Company’s expenses are now, and are expected to continue to be incurred in foreign currencies. The Company’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company’s business, financial condition and results of operations and could result in downward price pressure for the Company’s products or losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

6.7.11     Conflict of Interest
Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

7.             QUARTERLY FINANCIAL INFORMATION

The following tables sets out a summary of the Company’s results:

Table 15: ($000’s)	Quarterly
Loss & Comprehensive Loss Summary	Q211	Q311	Q411	Q112	Q212	Q312	Q412	Q113
Revenue	-	-	-	-	-	-	-	-
Loss for the period	(3,028)	(1,492)	(3,348)	(1,580)	(765)	(1,386)	(3,138)	(906)
Loss per share	(0.18)	(0.08)	(0.17)	(0.08)	(0.04)	(0.07)	(0.15)	(0.04)

Table 16: ($000’s) Financial Position summary	As at
	Oct 31, 2010	Jan 31, 2011	Apr 30, 2011	Jul 31, 2011	Oct 31, 2011	Jan 31, 2012	Apr 30, 2012	Jul 31, 2012
Total Assets	8,628	15,265	13,379	10,723	9,458	9,023	7,065	4,674
Total Liabilities	358	1,702	2,461	997	745	1,519	1,792	367
Total Equity	8,270	13,563	10,918	9,726	8,713	7,504	5,273	4,307

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